February 9, 2010
Mr. Jeffrey P. Riedler
Assistant Director
          Mail Stop 4720
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for the quarterly period ended September 30, 2009 Schedule 14A Filed March 23, 2009 File No. 001-31719
Dear Mr. Riedler:
On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the supplemental comment letter to the Company dated January 27, 2010 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.1
Below we have listed your supplemental comment and our response to that comment:

[1]	Please note that the Company’s Schedule 14A was filed on March 23, 2009 rather than on June 9, 2009. Also, the correct address for the Company is 200 Oceangate, Suite 100, Long Beach, California 90802.

Mr. Jeffrey P. Riedler
Division of Corporation Finance
United States Securities and Exchange Commission
February 9, 2010

Schedule 14A
Related Party Transactions, page 5
Comment:
1.	We note your responses to Comments 3 and 4 and reissue both comments. It appears that Dr. Martha Bernadett is an “officer” of the company, as defined by Rule 3b-2 of the Exchange Act. In addition, it appears that she has an interest in the fee-for-service agreement and capitation agreement with Pacific Hospital, as the shares held in Abrazos Healthcare by her husband give her a financial stake in each contract. Further, Dr. Bernadett’s husband is an immediate family member (brother-in-law) of the company’s CEO and CFO, and is therefore a “related party” for purposes of Item 404(a) of Regulation S-K. We also note that each agreement results in revenue in excess of $120,000 as presented in Item 404(a) of Regulation S-K. Please file the fee-for-service agreement and the capitation agreement as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.
Response:
          We note the staff’s comment, and will be filing the Company’s fee-for-service and capitation agreements with Pacific Hospital as exhibits to our Form 10-K for our fiscal year ended December 31, 2009.
          We wish to clarify, however, that it remains the Company’s position that Dr. Bernadett is not an “officer” of the Company under Rule 16a-1(f) of the Exchange Act. Our position is based on Release No. 34-28869 (February 8, 1991) wherein the Commission indicated that an individual’s title alone is not determinative of whether she is an officer:
A person’s title alone should not determine whether that person is subject to section 16; the proper focus should be on whether a person is a corporate employee performing important executive duties of such character that he would be likely, in discharging these duties, to obtain confidential information about the company’s affairs that would aid him if he engaged in personal market transactions. If title were determinative, persons with executive functions could avoid responsibility by forgoing title; moreover, persons with officer titles but no significant managerial or policy-making duties would be subject to the draconian liability of section 16.
Where a stated position is purely titular or honorary in nature and does not carry with it any of the executive responsibilities or policy-making functions that might otherwise be assumed, such individual is not an officer. See, e.g., Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Livingston, 566 F.2d 1119, 1122 (9th Cir. 1978). Because Dr. Bernadett does not exercise executive

Mr. Jeffrey P. Riedler
Division of Corporation Finance
United States Securities and Exchange Commission
February 9, 2010

responsibilities or significant managerial or policy-making functions with the Company, it remains the Company’s position that she is not an officer under Rule 16a-1(f).
Acknowledgement:
     We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (916) 646 9193, ext. 114663, Mark Andrews at (916) 646 9193, ext. 114661, or Joseph White at (562) 435 3666, ext. 111566.

Respectfully submitted,
/s/ Jeff D. Barlow
Jeff D. Barlow
Vice President — Assistant General Counsel Assistant Corporate Secretary

cc:	Rose Zukin, SEC Staff Attorney
Joseph M. Molina, Chief Executive Officer and Chairman
John C. Molina, Chief Financial Officer
Mark L. Andrews, Chief Legal Officer
Joseph W. White, Chief Accounting Officer
Margo Wright, Director SEC Reporting — Audit